FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of December , 2003
                 ----------------

Commission File Number     0-29382
                       ------------

                          Minefinders Corporation Ltd.
                    ---------------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
     ---------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F      Form 40-F  X
                                                     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes            No  X
                                                   ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws. Accordingly, except as permitted under the underwriting agreement, the securities offered hereby may not be offered or sold in the United States of America and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution."


Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at 2288 - 1177 West Hastings Street, Vancouver, B.C. V6E 2K3.



                              Short Form Prospectus

New Issue                                                       December 5, 2003


                          MINEFINDERS CORPORATION LTD.

                                   $33,000,000

                             3,000,000 Common Shares

This short form prospectus (the "Prospectus") qualifies the distribution (the "Offering") of 3,000,000 common shares (the "Common Shares") of Minefinders Corporation Ltd. ("Minefinders" or the "Company") at a price of $11.00 per Common Share (the "Offering Price") pursuant to an underwriting agreement among BMO Nesbitt Burns Inc., Griffiths McBurney & Partners, Salman Partners Inc. and Orion Securities Inc. (collectively, the "Underwriters") and the Company.

             -------------------------------------------------------
                         Price: $11.00 per Common Share
             -------------------------------------------------------

----------------- ------------------ ---------------------- ------------------
                      Price to       Underwriting discounts   Proceeds to the
                       Public            or commissions(1)      Company(2)
----------------- ------------------ ---------------------- ------------------
Per Common Share        $11.00              $0.605                 $10.395
Total Offering(3)  $33,000,000          $1,815,000             $31,185,000
----------------- ------------------ ---------------------- ------------------

(1) The Underwriters' fee (the "Underwriters' Fee") for the sale of the Common Shares is 5.5% of the gross proceeds. The Underwriters will also be reimbursed for all reasonable expenses incurred in connection with the Offering up to a maximum of $50,000 if the Offering is not completed due to a failure of the Company to comply with the terms of the underwriting agreement. See "Plan of Distribution".
(2) Before deducting expenses of this Offering estimated to be $50,000, which will be paid from the general funds of the Company. (3) The Company has granted the Underwriters an option (the "Underwriters' Option"), exercisable at any time up until 48 hours prior to the closing, to purchase up to an additional 1,000,000 Common Shares, at the price set forth above. If the Underwriters exercise the Underwriters' Option in full, the total issue price will be $44,000,000, the total Underwriters' Fee will be $2,420,000 and the net proceeds to the Company will be $41,580,000. This Prospectus qualifies the distribution of the Common Shares issuable upon exercise of the Underwriters' Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Company by MacNeill Law and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this Offering will take place on December 12, 2003 or on such other date as the Company and the Underwriters may agree (the "Closing Date"), but not later than January 5, 2004, and that certificates representing the Common Shares will be available for delivery on or about closing. Unless otherwise indicated, all dollar amounts in this Prospectus are presented in Canadian dollars.

The outstanding common shares of the Company are listed on the Toronto Stock Exchange ("TSX") under the trading symbol "MFL" and on the American Stock Exchange ("AMEX") under the trading symbol "MFN". The Offering Price for the Common Shares has been determined by negotiation between the Company and the Underwriters. On November 24, 2003, the last trading day prior to the announcement of the Offering, the closing price of the Company's common shares on the TSX was $11.09 per share and US$8.31 per share on AMEX.

The Company has applied to list the Common Shares distributed hereunder on the TSX and AMEX. Listing will be subject to the Company fulfilling all listing requirements of the TSX and AMEX.

An investment in the Common Shares should be considered speculative due to the nature of the Company's business. The risk factors outlined or incorporated by reference in this Prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Common Shares. See "Risk Factors".

                                TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT.....................................................1

DOCUMENTS INCORPORATED BY REFERENCE............................................1

FORWARD LOOKING STATEMENTS.....................................................3

THE COMPANY....................................................................3

BUSINESS OF THE COMPANY........................................................4

CONSOLIDATED CAPITALIZATION AND FINANCIAL INFORMATION..........................5

USE OF PROCEEDS................................................................5

DESCRIPTION OF SECURITIES BEING DISTRIBUTED....................................6

PLAN OF DISTRIBUTION...........................................................6

RISK FACTORS...................................................................7

INTEREST OF EXPERTS............................................................9

AUDITORS, TRANSFER AGENT AND REGISTRAR.........................................9

LEGAL MATTERS..................................................................9

OTHER MATERIAL FACTS...........................................................9

PURCHASERS' STATUTORY RIGHTS...................................................9

CERTIFICATE OF THE COMPANY....................................................11

CERTIFICATE OF THE UNDERWRITERS...............................................12

                           ELIGIBILITY FOR INVESTMENT

If any of the following statutes apply to a purchaser of securities, the eligibility of the securities offered under this Prospectus for investment is, in certain cases, governed by criteria which a purchaser is required to establish as policies or guidelines and, in certain cases, file, pursuant to the applicable statute (and, where applicable, the associated regulations thereunder). In addition, a purchaser's investment in the Common Shares is subject to the prudent investment standards, general investment provisions and restrictions provided for in these statutes:

Insurance Companies Act (Canada)                     Pension Benefits Act 1992 (Saskatchewan)
Pension Benefits Standards Act, 1985 (Canada)        Loan and Trust Corporations Act (Alberta)
Trust and Loan Companies Act (Canada)                Employment Pension Plans Act (Alberta)
Financial Institutions Act (British Columbia)        Loan and Trust Corporations Act (Ontario)
Pension Benefits Standards Act (British Columbia)    Pension Benefits Act (Ontario)
Insurance Act (Manitoba)
Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)


In the opinion of the Company's legal counsel, MacNeill Law, and legal counsel to the Underwriters, Blake, Cassels & Graydon LLP, the Common Shares are, at the date hereof, investments which the Income Tax Act (Canada) (the "Tax Act") and the Regulations thereunder state are qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, deferred profit sharing plan or registered educational savings plan (collectively, the "Plans").

The Company has concluded that the Common Shares do not, as of the date hereof, constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on Plans.


                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commission or similar authority in each of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) Renewal Annual Information Form of the Company for the year ended December 31, 2002 (the "AIF") dated May 6, 2003 including Management's Discussion and Analysis incorporated therein;
(b) amended unaudited consolidated interim financial statements of the Company for the three and nine-month interim financial periods ended September 30, 2003 and 2002, as filed on November 28, 2003;
(c) audited consolidated financial statements (including a summary of significant accounting policies and notes thereto) of the Company consisting of Consolidated Balance Sheets as at December 31, 2002 and 2001 and related Consolidated Statements of Loss and Deficit, Cash Flows and Mineral Properties and Deferred Exploration Costs for each of the years in the three-year period ended December 31, 2002, together with the report of the auditors thereon dated February 28, 2003;

(d) the "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the audited consolidated financial statements referred to in paragraph (c) above and which forms part of the Company's AIF;
(e) the "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the unaudited consolidated interim financial statements referred to in paragraph (b) above;
(f) Information Circular of the Company filed on SEDAR on May 7, 2003 in connection with the June 10, 2003 Annual General Meeting of Shareholders;
(g) material change report filed by the Company dated November 25, 2003 with respect to the offering of Common Shares under this Prospectus;
(h) material change report filed by the Company dated June 5, 2003 in respect of the announcement of the Company's new interim resource model on its Dolores gold and silver project;
(i) material change report filed by the Company dated February 11, 2003, in respect of the completion of a distribution of 2,587,500 common shares at a price of $7.00 per share; and
(j) material change report filed by the Company dated January 23, 2003, announcing a bought deal financing to raise gross proceeds of up to $14,000,000 by the distribution of up to 2,000,000 common shares at a price of $7.00 per share.

Any information circulars, comparative interim financial statements, comparative financial statements for the Company's most recently completed financial year, together with the accompanying report of the auditor, and material change reports (excluding confidential reports) filed by the Company with securities commissions or other regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba or Ontario, after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at 2288 - 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Telephone: (604) 687-6263. Copies may also be obtained by accessing the SEDAR web site located at www.sedar.com.

                           FORWARD LOOKING STATEMENTS

This Prospectus and the documents incorporated herein by reference, contain forward-looking statements. Such forward-looking statements include, but are not limited to, statements about mineral reserves and resources, in that they constitute estimates, based on certain assumptions, of mineralization that may be encountered if a deposit were to be mined. In some cases, forwarding-looking statements can be identified by the use of words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved or other variations of these words or phrases, or other comparable words or phrases. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

                                   THE COMPANY

The Company was incorporated by articles of incorporation under the laws of the Province of Ontario on February 4, 1975, under the name "Twentieth Century Explorations Inc." On May 10, 1979, the Company changed its name from "Twentieth Century Explorations Inc." to " Minefinders Corporation Ltd.".

The Company's head and principal office is located at 2288 - 1177 West Hastings Street, Vancouver, B.C. V6E 2K3. The Company's registered and records office is located at Suite 1100 - 200 King Street West, Toronto, Ontario M5H 3T4. The Company also maintains an exploration office in Reno, Nevada, United States of America.

The Company has three subsidiaries, all of which have only issued voting securities. The following table lists the Company's subsidiaries, their jurisdiction of incorporation and the Company's percentage ownership of the voting securities of each:

------------------------------------ ------------------------ ------------------
Name                                     Place of                   Percentage
                                         Incorporation                Ownership
------------------------------------ ------------------------ ------------------
Minera Minefinders S.A. de C.V.          Mexico                       100%
Compania Minera Dolores S.A de C.V.      Mexico                       100%
Minefinders (U.S.A.) Inc.                Nevada                       100%

------------------------------------ ------------------------ ------------------

The Company's operations in Mexico are carried on through Minera Minefinders S.A. de C.V. ("Minera") and Compania Minera Dolores S.A. de C.V. ("Minera Dolores") and in the U.S.A., through Minefinders (U.S.A.) Inc.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and its common shares are listed for trading on the TSX under the symbol "MFL" and on AMEX under the symbol "MFN".

                             BUSINESS OF THE COMPANY

The information provided hereunder has been prepared by Mark H. Bailey, M.Sc., P.Geo., who is a "qualified person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). See "Interest of Experts" below.

The Company is a mining exploration and development company whose principal properties are the Dolores Property and the Northern Sonora Properties (which includes the La Bolsa deposit and the El Malacate project) as well as more than a dozen other prospects including the La Reserva/El Correo group of claims. All of these properties are without a known body of commercial ore. The Company's activities on these properties to date have been exploratory in nature. There is no surface plant or equipment on any of these properties.

Since November 1995, the Company has been actively working on the Dolores Property completing aerial photos and topography, satellite imagery, road construction and infrastructure development, surface mapping, surface sampling, underground sampling, geophysics and drilling. Results from these efforts have led to the discovery of a major epithermal gold and silver deposit. In June 2002, the Company commenced a final drilling program on the Dolores Property for the purpose of sufficiently defining the geology and mineralogy of the deposit to support a bankable feasibility study. 40,000 metres of drilling have been completed since the 2002 drilling program commenced, bringing the number of holes completed on the Dolores Property to more than 500, totalling more than 112,000 metres of drilling. During 2003 the Company engaged the services of a group of independent engineering firms including: M3 Engineering & Technology, Independent Mining Consultants, Hazen Research, McClelland Laboratory, Golder & Associates, SGS Lakefield Research and Roscoe Postle Associates, to assist in the completion of a bankable feasibility study for the Dolores gold and silver deposit. These efforts continue with final engineering for mine, processing and infrastructure design expected in the first half of 2004. The Company has also engaged the services of an environmental engineer to complete the Environmental Impact Study required for final mine permitting.

The La Bolsa mineralized system on the Northern Sonora Property was discovered and staked in 1994 by the Company's personnel and a first phase exploration drilling program was completed in 1996, producing an independent mineralized deposit estimate of up to 122,000 ounces gold equivalent (oz Au eq). Additional drilling was completed in 1998 when work was suspended pending an increase in gold prices or a substantial cash influx. Drilling recommenced on the La Bolsa deposit in August 2003, with an additional 20 holes completed thus far. Results from this program were reported in a news release on November 5, 2003.

In addition to La Bolsa, work on the other northern Sonora mineral claims from 1996 through 2002 led to the discovery of twelve additional gold-silver mineralized systems and several porphyry copper related base metal systems. Exploration in 2003 included completion of an additional 12 drill holes on the El Malacate project and initial drilling to test the La Dura silver prospect, Alcaparroso and Agua Caliente copper-gold prospects. Drilling will continue into 2004 to evaluate these and several other prospects identified on the Northern Sonora Property.

The Company also has interests in a number of secondary properties. Detailed mapping and sampling conducted over the past five years has defined anomalous gold zones on the San Antonio Property in

Zacatecas, Mexico, where an initial drilling program is proposed to confirm and test the down dip extension of this gold mineralization. In addition, the Company has interests in the Gutsy/Buckskin Mountain Properties, Nevada, U.S.A., the Clear Property, Nevada, U.S.A., the Dottie Property, Nevada, U.S.A., the Oro Blanco Property, Arizona, U.S.A., (which was written off for financial statement purposes during the fourth quarter of 2002) and the Dubuisson Property, Val d'Or, Quebec. The Company's interest in the Dubuisson Property consists only of a 2% net royalty interest.

For a full description of the Company's business and its properties, please refer to the Company's AIF dated May 6, 2003, which is incorporated herein by reference.

              CONSOLIDATED CAPITALIZATION AND FINANCIAL INFORMATION

As of the date hereof, and prior to the issue of any Common Shares pursuant to this Offering, a total of 31,941,424 common shares are issued and outstanding. Since December 31, 2002, the Company has issued a total of 3,527,604 common shares. In February 2003, the Company issued a total of 2,587,500 common shares pursuant to a Short Form Prospectus at a price of $7.00 per share. All other common shares issued since December 31, 2002 were issued upon the exercise of options or warrants at various exercise prices.

As at November 26, 2003, the Company had outstanding, director, employee and consultant share purchase options to purchase up to 3,132,500 common shares at prices ranging from $1.05 to $10.65.

                                 USE OF PROCEEDS

As at December 1, 2003, the Company had funds available of approximately $17,500,000. The estimated net proceeds from this Offering, after deducting the Underwriters' Fee but before deducting expenses of this Offering (estimated to be $50,000), will be $31,185,000. If the Underwriters' Option is exercised in full, net proceeds will be $41,580,000. Expenses of this Offering will be paid from the general funds of the Company.

Accordingly, with the estimated net proceeds from this Offering, the Company will have funds available of approximately $48,685,000. If the Underwriters' Option is exercised in full, the Company will have funds available of approximately $59,080,000.

Subject to the Company receiving a positive bankable feasibility study (see "Business of the Company"), the Company intends to use approximately $30,000,000 of the funds available to the Company after the Offering to finance the commencement of construction of the Dolores gold and silver mine. Additional debt or equity capital will be required in order for the Company to complete construction of the Dolores gold and silver mine. The Company has not entered into any agreements to provide for these additional funds. In the event the Company does not receive a positive bankable feasibility study, these funds will be used to finance further exploration and development of the Dolores Property.

Approximately $1,700,000 of the funds available to the Company after the Offering will be used to finance the further exploration of the Northern Sonora Properties. Approximately $500,000 of the funds available to the Company after the Offering will be used to finance exploration of the Company's properties in Nevada, and the balance of the funds available to the Company after the Offering will be used for general corporate and working capital purposes.

The Company's plans with respect to the allocation of the funds available to the Company after the Offering among the uses described above may change after the date of the Prospectus and the Company will retain the discretion in allocating the net proceeds of this Offering. Pending the uses described above, the Company may invest all or a portion of the net proceeds in short-term interest-bearing and other marketable securities.

                   DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Offering consists of 3,000,000 Common Shares at an Offering Price of $11.00 per Common Share.

All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid its liabilities. There is no set dividend rate or dividend schedule for the common shares. The board of directors of the Company will decide if and when dividends should be declared and paid.

Provisions as to the modification, amendment or variation of these rights are contained in the Company's articles of incorporation and the Ontario Business Corporations Act. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 66.67% of the votes cast). The Company's common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

                              PLAN OF DISTRIBUTION

Pursuant to an agreement (the "Underwriting Agreement") dated November 26, 2003 between the Company and the Underwriters, as underwriters, the Company has agreed to sell, and the Underwriters have agreed to purchase, on December 12, 2003 or on such other date as may be agreed, but in any event not later than January 5, 2004, 3,000,000 Common Shares at a price of $11.00 per Common Share, payable in cash to the Company against delivery. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all 3,000,000 of the Common Shares if any of the securities are purchased under the Underwriting Agreement. The purchase of the Common Shares by the Underwriters is subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement.

The Company has granted to the Underwriters the Underwriters' Option, exercisable at any time up until 48 hours prior to the Closing Date, to purchase up to an additional 1,000,000 Common Shares at a price equal to the Offering Price. This Prospectus qualifies the distribution of the additional Common Shares issuable upon the exercise of the Underwriters' Option.

The Underwriting Agreement provides that the Company will pay to the Underwriters a fee equal to 5.5% of the gross proceeds in consideration for their services in connection with this Offering.

In connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offering Price for the Common Shares was determined by negotiation between the Company and the Underwriters.

Offering in the United States

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state, and may not be offered or sold within the United States (as that term is defined in Regulation S under the 1933 Act); except that the Common Shares may be offered and sold only to institutional "accredited investors" that satisfy the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act ("Institutional Accredited Investors") by the Company on a private placement basis pursuant to Rule 506 of Regulation D under the 1933 Act.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States. The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell the Common Shares within the United States as part of their distribution. Provided that the Company is a foreign issuer, the Common Shares may be resold on the TSX pursuant to Rule 904 of Regulation S under the 1933 Act, which requires among other things, that neither the seller of the Common Shares nor any person acting on its behalf is aware of the fact that the transaction has been pre-arranged with a buyer in the United States. Terms used in this paragraph have the meanings ascribed to them by Regulation S under the 1933 Act.

In addition, for 40 days after the commencement of the Offering, an offer or sale of the Common Shares within the United States by any dealer, whether or not participating in this Offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act. Certificates representing any securities which are sold in the United States will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the 1933 Act.

The Company has applied to list the Common Shares on the TSX and AMEX. Listing will be subject to the Company fulfilling all listing requirements of the TSX and AMEX.

                                  RISK FACTORS

The securities of the Company should be considered a highly speculative investment due to the nature of the Company's business. Prospective investors should carefully consider all of the information disclosed in this Prospectus, including all documents incorporated by reference, and in particular the risk factors under the heading "Risk Factors" contained in the AIF incorporated herein by reference, prior to making an investment in the Company. These risks include but are not limited to the following:

o All of the Company's properties are in the exploration stage and without a known body of ore. There is no guarantee that an economically feasible ore body will be found on any of these properties. Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's exploration programs will result in the expansion or replacement of current reserves with new reserves.

o Operations in which the Company has an interest will be subject to all of the hazards and risks normally incidental to exploring, developing and operating natural resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage.

o The Company, where practical, maintains insurance against risks in the operations of its business. Such insurance, however, contains exclusions and limitations on coverage. There is no assurance that such insurance will continue to be available.

o The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base metals, such as gold and silver. The price of these commodities has fluctuated widely in recent years and is affected by numerous factors beyond the Company's control. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of the Company's exploration projects, cannot be accurately predicted.

o All of the Company's development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters which can make operations expensive or prohibit them altogether.

o The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss of its rights in the properties subject to such agreements.

o There may be challenges to the title of the Company's properties which, if successful, could impair its development and/or operations.

o The Company operates in jurisdictions in which political or economic instability may affect its ability to operate. Currency fluctuations may impact the Company's profitability.

o If the Company should require additional funds for exploration and development of its properties, which is likely, it would have to seek equity and/or debt financing which may not be available.

o Certain officers and directors of the Company may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

o The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

o There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This would result in further dilution to the Company's shareholders.

o The Company operates in a competitive industry and competes with other better established companies which have greater financial resources than the Company.

These business risks, including those incorporated by reference, should be considered in the context of the Company's business which is described under "General Development of the Business" and "Narrative Description of Business" in the AIF.

If any of the foregoing events, or other risk factor events as described in the AIF and incorporated by reference herein occur, the Company's business, financial condition or results of operations could likely suffer. In that event, the market price of the securities of the Company could decline and an investor could lose all or part of their investment.

                               INTEREST OF EXPERTS

The information provided in the section of this Prospectus entitled "Business of the Company" was prepared by Mark H. Bailey, President, Chief Executive Officer and a director of the Company. As of the date hereof, Mr. Bailey owns less than 1% of the outstanding common shares of the Company.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are BDO Dunwoody LLP, Chartered Accountants, 600 Park Place, 666 Burrard Street, Vancouver, B.C. V6C 2X8.

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal office in each of the cities of Vancouver, British Columbia and Toronto, Ontario.

                                  LEGAL MATTERS

There are no pending legal proceedings to which the Company is or is likely to be a party or of which any of its subsidiaries or properties are or likely to be the subject.

Certain legal matters relating to this Offering have been and will be passed upon on behalf of the Company by MacNeill Law and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Paul C. MacNeill, a partner of MacNeill Law, is also a director and Corporate Secretary of the Company. As of the date hereof, partners of MacNeill Law and Blake, Cassels & Graydon LLP as a group, own less than 1% of the outstanding common shares of the Company.

                              OTHER MATERIAL FACTS

There are no other material facts about the Common Shares being distributed that are not disclosed above or in the documents incorporated by reference herein.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

                           CERTIFICATE OF THE COMPANY

Date:    December 5, 2003

         This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.




              /s/" Mark H. Bailey "                      /s/" Jon N. Morda "
              -----------------------                    -----------------------
              Mark H. Bailey                             Jon N. Morda
              Chief Executive Officer                    Chief Financial Officer



                       On behalf of the Board of Directors


              /s/" James Martin Dawson "                /s/" Paul C. MacNeill "
              ---------------------------                -----------------------
              James Martin Dawson                        Paul C. MacNeill
              Director                                   Director

                         CERTIFICATE OF THE UNDERWRITERS

Date:    December 5, 2003

         To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.



                                  BMO Nesbitt Burns Inc.

                                  By: /s/" James G. Rogers "
                                     ---------------------------------
                                     James G. Rogers



              Griffiths McBurney & Partners               Salman Partners Inc.

              By: /s/" Mark Wellings "           By:  /s/" Alan C. Herrington "
                  --------------------                 -------------------------
                 Mark Wellings                         Alan C. Herrington


                                  Orion Securities Inc.

                                  By:  /s/" Douglas Bell "
                                     ----------------------
                                     Douglas Bell

[BRITISH COLUMBIA SECURITIES COMMISSION LOGO OMITTED]

British Columbia Securities Commission
Corporate Finance
                                                  P.O. Box 10142, Pacific Centre
                                                  701 West Georgia Street
                                                  Vancouver, British Columbia
                                                  V7Y 1L2 CANADA
                                                  Telephone: (604)899-6500
                                                  Fax:       (604)899-6506
                                                  (BC Only) 1-800-373-6393


                    IN THE MATTER OF NATIONAL POLICY 43-201
                        MUTUAL RELIANCE REVIEW SYSTEM FOR
                   PROSPECTUSES AND ANNUAL INFORMATION FORMS

                                      AND

                                IN THE MATTER OF

                          MINEFINDERS CORPORATION LTD.

                                DECISION DOCUMENT
                                -----------------

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario have been issued for a short form prospectus of the above issuer dated December 5th, 2003.

DATED at Vancouver this 5th day of December, 2003.

                                                      /s/" Darcy Krohman "
                                                      ---------------------
                                                      Darcy Krohman

                                                      Senior Securities Analyst
                                                      Corporate Finance Branch

                                                      SEDAR Project No.: 592899

[DOCUMENT FOOTER OMITTED]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Minefinders Corporation Ltd.
                                                  (Registrant)

Date     December 5, 2003                     By: /S/" Paul C. MacNeill "
         ----------------                         ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director